Via Facsimile and U.S. Mail
Mail Stop 4720

July 16, 2009

Mr. Richard J. Carbone
Executive Vice President and Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

Re: **Prudential Financial, Inc.**
        Definitive Proxy Statement on Schedule 14A, filed March 20, 2009
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File No. 001-16707

Dear Mr. Carbone:

        We have reviewed your May 1, 2009 and May 15, 2009 responses to our April 16, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Definitive Proxy Statement on Schedule 14A, filed March 20, 2009

Compensation Discussion and Analysis, page 22

2008 Results and Compensation of Named Executive Officers, page 28

1. We note your response to our prior comment one. Future filings should specifically indicate that there were no pre-established goals articulated to the named executive officers by the Compensation Committee. Please provide us with the proposed disclosure you plan to include in future filings.

2. We note your response to our prior comment two and reissue that comment. Your disclosure under the headings "Annual Incentive Award and Base Salary for the 2008 Chief Executive Officer" and "Annual Incentive Awards and Base Salaries for the Other Named Executive Officers" should analyze the reasons why the

Board believes that the annual incentive awards paid to the NEOs were appropriate in light of the various factors considered. As currently drafted, an investor would be unable to understand the link between the factors considered and the amounts paid. The revised disclosure need not to suggest a "more mathematical approach" if that was not the approach the Board took. Nevertheless, the revised disclosure should explain why the Board decided to pay the amounts it did based on all the factors considered. Also, we disagree that inclusion of quantitative disclosure about individual business units may infer that those quantitative factors were more important than the qualitative factors. To the extent the Board considered quantitative factors in reaching its compensation decision, those factors should be quantified. Also, the description of the qualitative factors should be detailed enough to allow an investor to understand what the achievement entailed. Please provide us with proposed disclosure you would include in future filings in response to this comment.

Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Estimates

Policyholder Liabilities

Future Policy Benefit Reserves, other than Unpaid Claims and Claim Adjustment Expenses, page 82

3. We acknowledge your response to prior comment four. However current disclosure in the filing does not quantify the key assumptions about equity market returns, the timing of annuitization, contract lapses and contractholder mortality. Please revise your disclosure to provide this information. Also, we acknowledge your intention to disclose "any material impact on the reserves…of a hypothetical 100 basis point increase or decrease in the future rate of return assumption on assets held related to variable annuity products." However, we believe that disclosure of the material impact on operating results of a reasonably likely basis point increase or decrease in the rate of return assumption used in your last reported reserve valuation would also provide beneficial information to investors. Please revise your proposed new disclosure accordingly.

4. Please refer to prior comment five. You account for transfers from the general account to the separate account at stated contract value. Please tell us how your accounting treatment for these transfers complies with paragraphs 15 through 18 of SOP 03-01 which requires these transfers be recorded at fair value.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sebastian Gomez Abero, Staff Attorney, at (202) 551-3578 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant